EXHIBIT 19.13
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of AngloGold Limited (the "Company") on Form 20-F for the period ending
December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:
1.
The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2004                                               /s/ Robert M Godsell

Name: Robert M Godsell
Title: Chief Executive Officer
Date: March 15, 2004                                                 /s/ Jonathan G Best
Name: Jonathan G Best
Title:
Executive Director, Finance